TC 3/11

BB 3/5

SECURITIES / ... ON
Wa...

03013509

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52542

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North American Capital Markets, Inc.
(formerly: N. A. Investment Services, Inc.)

OFFICIAL USE ONLY
104079
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue S. Suite 120
(No. and Street)

Minneapolis (City) Minnesota (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Wier (763) 417-4855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli Ullrich Bertleson LLP
(Name – *if individual, state last, first, middle name*)

2803 Lincoln Drive Suite 300 (Address) Roseville (City) Minnesota (State) 55113 (Zip Code)

RECD S.E.C.
FEB 2 8 2003

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Wier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Capital Markets, Inc. (formerly: N. A. Investment Services, Inc.), as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael J. Wier FINOP

Title

Notary Public

PAULA R. WANNA
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLi

Business experts. Right from the start.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholders
NA Investment Services, Inc.
Roseville, Minnesota

In planning and performing our audit of the financial statements and additional schedules of NA Investment Services, Inc. (a subsidiary of NA Corporation) (the "Company"), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests for such practices and procedures that we considered relevant to he objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

January 30, 2003
St. Paul, Minnesota

NA Investment Services, Inc.
(A Subsidiary of NA Corporation)
Minneapolis, Minnesota

Financial Statements and
Additional Information
Years Ended December 31, 2002 and 2001

NA INVESTMENT SERVICES, INC.
(A SUBSIDIARY OF NA CORPORATION)

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

WIPFLi

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NA Investment Services, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of NA Investment Services, Inc. (a subsidiary of NA Corporation) as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-S under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NA Investment Services, Inc. (a subsidiary of NA Corporation) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 14 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

January 30, 2003
St. Paul, Minnesota

NA INVESTMENT SERVICES, INC.
(A SUBSIDIARY OF NA CORPORATION)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

Assets		2002		2001
Cash	$	337,402	$	1,252,409
Deposit with clearing organization		100,543		100,000
Receivable from clearing organization		100,878		48,494
Interest receivable		10,036		-
Marketable securities, at market value		2,096,364		-
Prepaid expenses and other assets		95,930		8,884
Property and equipment, net		81,870		17,396
TOTAL ASSETS	$	2,823,023	$	1,427,183
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable	$	18,082	$	30,802
Customer advances		55,261		15,408
Short-term borrowings		1,122,191		-
Accrued expenses and other liabilities		310,014		348,379
Total liabilities		1,505,548		394,589
Stockholder's equity:				
Common stock; $1 par value; 10,000,000 shares authorized; 150,000 shares issued and outstanding		150,000		150,000
Additional paid-in-capital		800,000		800,000
Retained earnings		367,475		82,594
Total stockholder's equity		1,317,475		1,032,594
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,823,023	$	1,427,183

See accompanying notes to the financial statements.

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 2,290,581	$ 662,483
Principal transactions	193,662	588,993
Investment banking	381,444	49,043
Interest and dividends	488,913	135,236
Other	2,497	901
Total revenues	3,357,097	1,436,656
Expenses:		
Employee compensation and benefits	2,320,242	896,833
Occupancy	104,908	66,517
Floor brokerage, exchange, and clearance fees	80,013	22,497
Communications and data processing	132,076	62,333
Regulatory fees	3,429	19,761
Legal and professional fees	29,103	32,334
Marketing and promotion	93,142	29,165
Interest	42,359	60,853
Other expenses	47,395	31,013
Total expenses	2,852,667	1,221,306
Income before income taxes	504,430	215,350
Provision for income taxes	219,549	93,049
Net income	$ 284,881	$ 122,301

See accompanying notes to the financial statements.

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in-Capital	(Accumulated Deficit)	Total
Balances at January 1, 2001	150,000	$ 150,000	$ 100,000	$ (39,707)	$ 210,293
Capital contribution			700,000		700,000
Net Income	-	-	-	122,301	122,301
Balances at December 31, 2001	150,000	150,000	800,000	82,594	1,032,594
Net income	-	-	-	284,881	284,881
Balances at December 31, 2002	150,000	$ 150,000	$ 800,000	$ 367,475	$ 1,317,475

See accompanying notes to the financial statements.

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Increase in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$ 284,881	$ 122,301
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	10,944	3,217
Changes in operating assets and liabilities:		
Deposits with clearing organization	(543)	420
Net receivable from clearing organization	(52,384)	(35,082)
Interest receivable	(10,036)	-
Securities owned, net	(2,096,364)	-
Prepaid expenses and other assets	(87,046)	(4,631)
Accounts payable	(12,720)	23,672
Customer advances	39,853	-
Accrued expenses and other liabilities	(38,365)	390,779
Total adjustments	(2,246,661)	378,375
Net cash provided by (used) in operating activities	(1,961,780)	500,676
Cash flows used in investing activities - capital expenditures	(75,418)	(6,676)
Cash flows from financing activities:		
Capital contributed	-	700,000
Proceeds of short-term borrowings	1,122,191	-
Net cash provided by financing activities	1,122,191	700,000
Net increase (decrease) in cash and cash equivalents	(915,007)	1,194,000
Cash at beginning of period	1,252,409	58,409
Cash and cash equivalents at end of period	$ 337,402	$ 1,252,409

Supplemental cash flow information:

	2002	2001
Cash paid during the period for:		
Interest	$ 42,359	$ 60,853
Income taxes	$ 278,148	$ -

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles. Significant accounting and reporting policies follow:

Organization and Nature of Business

N.A. Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company is engaged as a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking services. The Company was incorporated on February 8, 2000 in Minnesota and is a wholly-owned subsidiary of N.A. Corporation (Parent).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to S.E.C. Rule 15c3-3.

Securities Activities

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profits and losses arising from securities transactions entered into for the account and risk of the Company are recorded on the settlement date. Customers' securities transactions and related commission income and expenses are recorded on their settlement date, which is generally the third business day following the trade date. At December 31, 2002 and 2001, there were no unsettled trades.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonable determinable.

Income Taxes

The Company is included in the consolidated federal and state income tax return of its parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions are settled.

Advertising Costs

Advertising costs are expensed as incurred.

Property and Equipment and Depreciation

Property and equipment is valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

NOTE 2 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 and 2001, the Company had net capital of approximately $1,007,234 and $1,001,460, respectively and net capital requirements of $100,000 for both years. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 and 2001 was .38 to 1 and .39 to 1, respectively. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1 after the Company's first twelve months of operations.

NOTE 3 POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of S.E.C. Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 4 SECURITIES OWNED

Marketable securities held by the Company are classified as trading securities. Unrealized gains and losses are included in income on a current basis. The cost is determined on the specific identification basis.

Marketable securities owned at market values, are as follows:

	2002	2001
U.S. government agency obligations	$ 2,096,364	$ -

NOTE 5 LEASES

The Company leases office space and furniture which are classified as operating leases. The office space lease provides for the Company to pay taxes, insurance, maintenance, and other operating costs of the property. The office space lease is a seven year lease expiring in 2009 and the equipment lease is a 5 year lease expiring in 2007.

Future minimum payments, by year under the operating lease is as follows:

	Operating Leases
2003	$ 110,977
2004	110,977
2005	113,922
2006	113,922
2007	109,660
Thereafter	444,695
	$ 1,004,153

Rent expense for operating leases amounted to $105,182 and $63,300 for the years ended December 31, 2002 and 2001, respectively.

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment at December 31 are summarized as follows:

	2002	2001
Office equipment	$ 71,287	$ 19,482
Leasehold improvement	23,613	1,131
Subtotal	94,900	20,613
Less accumulated depreciation	13,030	3,217
Total	$ 81,870	$ 17,396

NOTE 7 MANAGEMENT CONTRACT/RELATED PARTY TRANSACTIONS

The Company has a management contract with its Parent. The contract is for one year and is renewed automatically unless either party terminates the contract by giving ninety days notice prior to the anniversary date of the contract. The agreement requires the Parent to provide certain day-to-day operational support and to assist in with compliance and other matters when deemed appropriate and for the Company to pay the parent a management fee and reimburse them for expenses. For the years ended December 31, 2002 and 2001, the Company paid $32,032 and $12,882, respectively, to the Parent as reimbursement for services performed on behalf of the Company. No management fee was paid for December 31, 2002 or 2001 as the Parent has waived this requirement.

During the year ended December 31, 2002 and 2001, the Company paid a related-party (through common ownership) rent for the lease of its office space of $49,000 and $63,300, respectively.

NOTE 8 CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At December 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 10 RETIREMENT PLAN

The Parent sponsors a 401(k) profit sharing plan which covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Parent may make discretionary contributions to the plan at the discretion of the Board of Directors. No retirement plan contributions were authorized for 2002 or 2001.

NOTE 11 INCOME TAXES

The provision for income taxes included in the Statement of Operations as determined in accordance with FASB Statement 109, *Accounting for Income Taxes*, consists of the following:

	2002	2001
Current tax expense:		
Federal	$ 171,806	$ 50,062
State	54,900	15,995
Total current	226,706	66,057
Deferred tax expense (benefit):		
Federal	(5,424)	20,456
State	(1,733)	6,536
Total deferred	(7,157)	26,992
Total provision for income taxes	$ 219,549	$ 93,049

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax liabilities and assets are as follows:

Depreciation
Cash method of accounting for income taxes

NOTE 11 **INCOME TAXES (CONTINUED)**

The total deferred tax assets are as follows:

	2002	2001
Deferred tax liabilities	$ -	$ -
Deferred tax assets	7,157	-
Net deferred tax asset	$ 7,157	$ -

The difference between the expected income tax expense (calculated by applying the federal statutory rate to pretax income) and the Company's income tax expense is due to the effect of the state income tax deduction and nondeductible expenses.

NOTE 12 **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company had no subordinated liabilities during 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 13 **SHORT-TERM BORROWINGS**

As part of the Company's agreement with its clearing organization, the Company is able to borrow funds from the clearing organization on margin for securities purchased by the Company. These loans are collateralized by the securities purchased. Interest is charged on the account based on the clearing organization's broker's call rate plus .5% (3.5% at December 31, 2002).

NOTE 14 RECEIVABLE FROM CLEARING ORGANIZATIONS

Amounts receivable from clearing organizations are reported net of amounts due and consist of the following at December 31:

		2002		2001
Commissions receivable	$	112,276	$	51,371
Interest receivable		502		380
Miscellaneous payables		(11,900)		(3,257)
Net receivable	$	100,878	$	48,494

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $100,000 deposit with the organization to collateralize certain transactions.

NOTE 15 RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued Statement No. 133, *Accounting For Derivative Instruments And Hedging Activities*, as amended by Statement No. 137 and Statement No. 138, which is effective for the Company's fiscal year and quarters beginning January 1, 2001. This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management believes that this statement will not have a material impact on the Company's financial position or results of operations because of the Company's minimal use of derivative financial instruments.

ADDITIONAL INFORMATION

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002 and 2001

	2002	2001
Net Capital:		
Total stockholder's equity	$ 1,317,475	$ 1,032,594
Deductions and/or charges:		
Nonallowable assets:		
Office equipment	81,870	17,396
Prepaid expenses and other assets	95,930	8,884
Net capital before haircuts on securities positions	1,139,675	1,006,314
Haircuts on securities	132,441	4,854
Net capital	$ 1,007,234	$ 1,001,460
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	18,082	30,802
Customer advances	55,261	15,408
Accrued expenses	310,014	348,379
Total aggregate indebtedness	$ 383,357	$ 394,589
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	25,557	26,306
Minimum dollar requirement	100,000	100,000
Net capital requirement	$ 100,000	$ 100,000
Excess net capital at required minimum dollar amount	$ 907,234	$ 901,460
Excess net capital at 6.67% of aggregate indebtedness	$ 981,677	$ 975,154
Ratio: Aggregate indebtedness to net capital	.38 to 1	.39 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: BNY Clearing Services, LLC